

May 8, 2012

Via E-mail
Mr. David M. Denton
Chief Financial Officer
CVS Caremark Corporation
One CVS Drive
Woonsocket, RI 02895

>   **Re: CVS Caremark Corporation**
>   **Form 10-K for the Fiscal Year Ended December 31, 2011**
>   **Filed February 17, 2012**
>   **Form 10-Q for the Quarterly Period Ended March 31, 2012**
>   **Filed May 2, 2012**
>   **File No. 001-01011**

Dear Mr. Denton:

We have reviewed your filings and have the following comments. In our comments, we ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within 10 business days or advise us when you will provide the requested response. If you do not believe a comment applies to your facts and circumstances, please tell us why in your response. Please furnish us a letter on EDGAR under the form type label CORRESP that keys your responses to our comments.

After reviewing any information you provide in response to a comment, we may have additional comments.

Exhibit 13 – Portions of the 2011 Annual Report…
Notes to Consolidated Financial Statements

Note 1 – Significant Accounting Policies
Revenue Recognition, page 31

1. For your Retail Pharmacy Segment you indicate that you recognize revenue from the sale of prescription drugs when the prescription is filled, which is or approximates when the retail customer picks up the prescription. Please substantiate for us how your policy complies with GAAP by referencing the authoritative literature that supports your accounting. In your response, at a minimum, please specifically address the following concerns:
    *   Please clarify what you mean by the prescription being filled. Explain whether there is anything more involved than a pharmacist or technician extracting bulk drug and packaging the prescribed quantity into an individual vial and applying a customized label to that vial.

- To the extent that you recognize revenue upon the packaging of a prescription for customer pick-up, please address the following:
  - o Explain why it is appropriate to recognize revenue before delivery to the customer.
  - o Explain when you are entitled to bill the customer's insurance carrier for the prescription. If not until the prescription is actually delivered to the customer, please explain how you reflect the associated receivable on your balance sheet before the amount is actually billed.
  - o Explain when you are entitled to bill the customer for his/her co-pay, if any.
  - o Explain when you record the associated cost of sale.
  - o Tell us the amount of revenue recorded at the end of each of the last three years for prescriptions filled but not yet picked-up by customers.

Note 2 – Business Combination, page 35

2. Please provide us proposed revised disclosure to be included in future filings that removes all references to "the allocation of the purchase price". Under ASC 805, assets acquired and liabilities assumed are generally recorded at their fair values. The determination of a purchase price and its allocation to the indentified net assets acquired was a construct of the purchase method under APB 16 and SFAS 141

Note 13 – Commitments and Contingencies
Legal Matters, page F-47

3. You disclose for your various matters that you are not able to predict with certainty the timing or outcome of the matter. ASC 450-20-50 requires the disclosure of a reasonably possible loss or range of loss in excess of amounts already accrued or a statement that such estimate cannot be made. Although you may not be able to predict the ultimate outcome of a matter with certainty, it may be reasonably possible to estimate a liability. Please provide us proposed revised disclosure to be included in future filings that provides the loss or range of loss or an explicit statement that such an estimate cannot be made. If you conclude that you cannot estimate the reasonably possible additional loss or range of loss, please explain to us:
   - The procedures you undertake on a quarterly basis to attempt to develop a range of reasonably possible loss for disclosure; and
   - For each material matter, what specific factors are causing the inability to estimate and when you expect those factors to be alleviated.
   We recognize that there are a number of uncertainties and potential outcomes associated with loss contingencies. Nonetheless, an effort should be made to develop estimates for purposes of disclosure, including determining which of the potential outcomes are reasonably possible and what the reasonably possible range of losses would be for those reasonably possible outcomes.

Note 14 – Segment Reporting, page 50

4. From disclosures on page 6 in Business and elsewhere it is apparent that you include the operations of MinuteClinic in your Retail Pharmacy Segment. Please explain to us why

you do not disclose MinuteClinic as a separate reporting segment and reference for us the authoritative literature you rely upon to support your disclosure. In this regard, it appears from comments made by your President and Chief Executive Officer during the question and answer session of your fourth quarter 2011 earnings conference call that you separately track the financial performance of this subsidiary when he indicated that it hit breakeven status for the first time during that quarter.

Form 10-Q for the Quarterly Period Ended March 31, 2012
Note 2 – Change in Accounting Principal, page 8

5. Regarding the change in accounting principle for prescription drugs in the retail pharmacy segment to the weighted average method, please address the following:
   - Provide us proposed revised disclosure to be included in future filings as to the reason for the change including the information that management became aware of or considered in its decision to change the inventory valuation method particularly given your use of the weighted average method for other prescription drug inventories. Refer to ASC 250-10-50.1a. which requires disclosure of the reason for the change.
   - Tell us how the weighted average method results in greater precision than the retail method and FIFO cost method to support your assertion that the weighted average method is preferable.
   - Tell us what information is necessary to apply the weighted average method retrospectively and why it is not available or cannot be obtained in order to support your assertion that retrospective application is impracticable.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings to be certain that the filings include the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filings;
- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and
- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Christine Allen, Staff Accountant, at (202) 551-3652 or Mark Brunhofer, Senior Staff Accountant, at (202) 551-3638 if you have questions regarding the comments. In this regard, do not hesitate to contact me at (202) 551-3679.

Sincerely,

/s/ Jim B. Rosenberg

Jim B. Rosenberg
Senior Assistant Chief Accountant